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                                                                    Exhibit 99.1
                                                                    ------------

                                                           FOR IMMEDIATE RELEASE

For information, contact:

Yoram Bibring                            Jack McAvoy
ViryaNet                                 ViryaNet
508-490-8600, ext 3066                   508-490-8600, ext 3090
yoram.bibring@viryanet.com               jack.mcavoy@viryanet.com
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                  VIRYANET UPDATES FIRST QUARTER EXPECTATIONS



SOUTHBOROUGH, MASS. - APRIL 10, 2001 - ViryaNet (NASDAQ: VRYA) today announced that it anticipates that its revenue for the first quarter ended March 31, 2001 is likely to be approximately $4.5 million. Due primarily to the slippage out of the first quarter of several large license deals, the Company expects revenue in the first quarter to fall short of the Company's prior guidance of 8-10% growth over the $8.2 million reported in the fourth quarter of 2000.

The Company also indicated it expects that the loss per share for the first quarter will probably be in the range of $0.35 to $0.40, significantly greater than the Company's prior guidance of a loss of approximately $0.07 per share, which is the same as reported for the fourth quarter of 2000.

"We are disappointed that the deals we expected to close in the first quarter were postponed in late March", stated ViryaNet president and CEO Win Burke. "Our customers and prospects who are in the telecommunications industry segment are experiencing issues related to the general economic downturn that are causing them to defer their purchases, or to ask for extended payment terms. This trend, although anticipated, intensified in strength more quickly than we anticipated near the end of the quarter." Mr. Burke continued, " We are reviewing our expense structure for 2001 to adapt it to the circumstances of this accelerating downturn in our target markets."

The Company expects to announce final results for the first quarter on May 1, 2001. ViryaNet management will host a conference call on that same day at 8:30 AM (EDT) to discuss the results, provide guidance regarding future expectations


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and answer questions from the investment community.  Interested parties should call 800-450-0788 (United States) or 612-288-0340 (International) and indicate "ViryaNet First Quarter Earnings Conference" to join the conference call, or log on to www.viryanet.com to connect to a live web broadcast of the earnings call. To confirm participation or obtain more information, contact Lola Leggett at
(508) 490-5966.

ABOUT VIRYANET

ViryaNet is a provider of wireless workforce management solutions for field service communities. These solutions enable field service organizations to efficiently schedule and dispatch field service personnel, capture and record logistics and labor activity, and monitor, report, and measure this activity -- meeting an organization's installation, preventative maintenance, and break-fix obligations. ViryaNet's wireless workforce management solution supports wireless devices over standard wireless networks.

ViryaNet's solutions feature application program interfaces (APIs) that allow organizations to integrate popular front- and back-office applications. ViryaNet's professional services team and implementation partners enable implementation of the Company's solutions for wireless workforce management.

SAFE HARBOR STATEMENT

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet's expected revenues and earning, the closing of customer transactions, and the Company's plans for adapting to current economic conditions. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks


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relating to ViryaNet's business are set forth in ViryaNet's Form F-1, as amended and declared effective by the Securities and Exchange Commission on September
19, 2000, and the other reports filed from time to time with the Securities and Exchange Commission.